Exhibit 99.1

NEWS RELEASE

Endeavour Silver Announces New Appointment to Management Team;
2012 Financial Results to be Released on Tuesday March 12, 2013
______________________________________________________________________________

Vancouver, Canada – March 5, 2013 - Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) (FRANKFURT:EJD) is pleased to announce the appointment of Meghan Brown as Director of Investor Relations, effective immediately.

Ms. Brown has over 20 years of experience in corporate communications and investor relations in the resource sector and comes to Endeavour from a Vancouver-based mineral exploration company. She started her career as a financial analyst with Suncor Energy and has worked for Transcanada Pipeline, Placer Dome, Ventana Gold, as well as several publicly traded mineral exploration and development companies with assets in Colombia, Peru, China, Africa, Canada and the U.S.

Ms. Brown is President of the BC chapter of the Canadian Investor Relations Institute and a member of the Institute of Corporate Directors. She holds a BA from the University of British Columbia and an MBA from Queen’s University, and has completed the Canadian Securities Course and the Institute of Corporate Directors’ Governance Essentials Program for Directors of Not-for-Profit Organizations.

Bradford Cooke, CEO, commented, "We welcome Meghan to the Endeavour management team. Her knowledge of the mining industry and extensive investor relations experience and contacts will be a tremendous asset to the company as we execute our business plans. We look forward to Meghan playing a key role in the communication of our current operations and growth initiatives to broaden our shareholder base and add shareholder value.”

Mr. Cooke added, “We rarely comment on the state of the market but the recent sharp decline in Endeavour’s share price begs a response.  Management’s view is that the current share price is not at all reflective of the inherent value of the Company’s assets.   Endeavour is well on track to deliver the capital reconstruction program at El Cubo on time and on budget; we are progressing as planned with the operational turn around at El Cubo; Bolanitos is currently producing significantly above rated capacity; and we expect to enter into smelter contracts to sell the extra concentrates being produced at Bolanitos shortly.  Meghan and I welcome all shareholder enquiries at this difficult time in the markets.”

2012 Financial Results Conference Call

A telephone conference call to discuss the Company’s financial results for 2012 will be held at 10:00 am PDT (1:00 pm EDT) on Wednesday, March 13, 2013. To participate in the call, please dial the following:

• 1-800-319-4610                                Canada and USA (Toll-free)
• 604-638-5340                                   Vancouver Dial In
• 1-604-638-5340                                Outside of Canada & USA
• No pass-code is necessary to participate in the conference call

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada & USA. The required pass-code is 4890 followed by the # sign.

All shareholders can receive a hard copy of the Company’s complete Audited Financial Statements free of charge upon request.  To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-685-9775 or toll free 877-685-9775.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Meghan Brown, Director, Investor Relations
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email:  mbrown@edrsilver.com
Website: www.edrsilver.com